RED METAL RESOURCES LTD. 1130 West Pender St, Unit 820 Vancouver, BC V6E 4A4

Red Metal Resources to Exhibit at PDAC 2022 Convention

VANCOUVER, BC, June 8th, 2022 - Red Metal Resources Ltd. (the "Company" or "Red Metal") (CSE:RMES, OTCPINK:RMESF) is pleased to announce that the Company will be exhibiting at the annual Prospectors and Developers Association of Canada ("PDAC") convention, the world's premier mineral exploration and mining event, which will be held in person in Toronto from Monday, June 13th to Wednesday, June 15th, 2022.

Red Metal's President, Caitlin Jeffs, and Exploration Manager, Carlos Chamale, look forward to seeing everyone in person and discussing the Company's ongoing exploration plans at booth 2538 in the Investor Exchange at the Metro Toronto Convention Centre.

For more information and/or to register for the convention, please visit: www.pdac.ca/convention

About Red Metal Resources Ltd.

Red Metal Resources is a mineral exploration company focused on growth through acquiring, exploring and developing copper-cobalt-gold assets in Chile. The Company's projects are located in the prolific Candelaria iron oxide copper-gold (IOCG) belt of Chile's coastal Cordillera. Red Metal is quoted on the CSE under the symbol RMES and on OTC Link alternative trading system on the OTC Pink marketplace under the symbol RMESF.

Forward-Looking Statements

All statements in this press release, other than statements of historical fact, are "forward-looking information" within the meaning of applicable securities laws including, without limitation statements related to the description of its exploration plans. Red Metal provides forward-looking statements for the purpose of conveying information about current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. By its nature, this information is subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. These risks and uncertainties include but are not limited to exploration findings, results and recommendations, ability to raise adequate financing, receipt of required approvals and unprecedented market and economic risks associated with current unprecedented market and economic circumstances, as well as those risks and uncertainties identified and reported in Red Metal's public filings under its SEDAR profile at www.sedar.com. Although Red Metal has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Red Metal disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise unless required by law.

The CSE has not approved or disapproved the contents of this news release or passed upon the merits of any of the transactions described herein.

Neither the CSE nor its Regulation Services Providers (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

For more information, visit www.redmetalresources.com

Contact:

Red Metal Resources Ltd.

Caitlin Jeffs, P.Geo, CEO

1-866-907-5403

invest@redmetalresources.com

www.redmetalresources.com